FOR IMMEDIATE RELEASE

JED OIL INC. ANNOUNCES NEW COURT EXTENSION OF CCAA PROTECTION AND FILES THIRD DEFAULT STATUS REPORT

Didsbury, Alberta – Wednesday, December 17, 2008 – JED Oil Inc. (NYSE Alternext US: JDO) (“JED” or the “Company”) today announced that the Court of Queen’s Bench of Alberta (the “Court”) has extended the “Stay Period” of JED’s initial order for its creditor protection status under the Companies’ Creditors Protection Act (Canada) (the “CCAA”) from December 15, 2008 until February 17, 2009.  The Court also approved the previously announced asset sale by JED and its subsidiaries of non-core interests in the Ferrier and Wizard Lake areas of Alberta and the Pinedale area of Wyoming, and enhanced the powers of JED’s CCAA Monitor to assist in negotiations of asset sales, to administer the Company’s Employee Retention Bonus Plan, and to make recommendations for cost cutting measures.

JED also today filed this news release as its third Default Status Report under Canadian National Policy 12-203, pursuant to which the Company announced that its financial statements for the third quarter ended September 30, 2008 would not be filed by November 14, 2008. The Company’s deadline for filings its third quarter financial statements is the end of the CCAA Stay Period, which has been extended to February 17, 2009 as announced herein. JED reports that since announcing the original Notice of Default on November 5, 2008 and filing its first and second Default Status Reports on November 19 and December 3, 2008, respectively, there have not been any additional material changes to the information contained therein other than the extension of the CCAA Stay Period; nor any failure by JED to fulfill its intentions as stated therein, and there are no additional defaults or anticipated defaults subsequent to such announcement.  The Company intends to file its next Default Status Report on Wednesday, December 31, 2008.

About JED

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.

This press release contains forward-looking statements. The words “proposed”, “anticipated” and scheduled” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.  Factors that may affect future results are contained in JED’s filings with the U.S. Securities and Exchange Commission (the “SEC”), which are available at the SEC’s Web site (http://www.sec.gov) and JED’s filings with the Alberta Securities Commission, which are available at the Web site (http://www.SEDAR.com).  JED is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Richard Carmichael, CFO

Linda Latman  (212) 836-9609

(403) 335-2111

Lena Cati (212) 836-9611

Marcia Johnston, V-P Legal & Corp. Affairs

www.theequitygroup.com

(403) 335-2105

www.jedoil.com